UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

THE STEPHAN CO.

(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

858603103
(CUSIP Number)

Stephen T. Braun, Esq.
Boult Cummings Conners & Berry, PLC
414 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 252-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 858603103	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
RICHARD L. SCOTT

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	N/A	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS:
PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:
UNITED STATES

	(7)	SOLE VOTING POWER: 396,700
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER: -0-
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER: 396,700
PERSON

	(10)	SHARED DISPOSITIVE POWER: -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
396,700

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.0%

(14)	TYPE OF REPORTING PERSON:
IN

This Amendment No. 3 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on November 3, 2003 (the “Schedule 13D”), as amended November 10, 2003 and November 25, 2003, with respect to shares of Common Stock, $.01 par value (“Common Stock”), of The Stephan Co., a Florida corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has used personal funds of approximately $1,657,000 to acquire 396,700 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by the Reporting Person.

Item 4. Purpose of Transaction

On December 3, 2003, the Reporting Person sent a letter to the Issuer which letter is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety. The Reporting Person will continue to monitor developments at the Issuer on a continuing basis and may communicate with members of management, the Board of Directors of the Issuer, and the Special Committee of the Board of Directors of the Issuer, concerning matters related to the Issuer. The Reporting Person may, in the future, communicate with other stockholders of the Issuer.

The Reporting Person purchased the Common Stock based upon the Reporting Person’s belief that the Common Stock, at current market prices, is undervalued and represents an attractive investment opportunity. The Reporting Person believes that the price offered in the Issuer’s proposed going private transaction is not reflective of the current value of the Issuer. The Reporting Person will continue to evaluate the Issuer and his investment therein and may propose that stockholders of the Issuer vote against the Issuer’s proposed merger transaction. The Reporting Person may also purchase additional shares of the Common Stock or sell part or all of his holdings of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

The 396,700 shares of the Common Stock owned by the Reporting Person constitute 9.0% of the outstanding Common Stock of the Issuer.

The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

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The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration

10/01/03	2,500	4.10	10,240
10/02/03	14,700	4.12	60,594
10/03/03	18,400	4.14	76,191
10/06/03	12,000	4.14	49,695
10/13/03	9,500	4.14	39,345
10/14/03	12,700	4.14	52,593
10/15/03	7,400	4.14	30,651
10/21/03	53,000	4.14	219,435
10/22/03	15,000	4.14	62,115
10/27/03	3,400	4.14	14,091
10/28/03	4,500	4.14	18,645
11/03/03	10,400	4.19	43,575
11/04/03	5,500	4.19	23,060
11/05/03	4,100	4.19	17,194
11/06/03	2,500	4.20	10,490
11/07/03	2,900	4.20	12,166
11/10/03	56,500	4.24	239,519
11/11/03	14,700	4.24	62,343
11/14/03	20,000	4.25	84,975
11/17/03	1,100	4.30	4,734
11/19/03	22,000	4.29	94,395
11/21/03	16,300	4.30	70,022
11/24/03	2,000	4.31	8,615
11/25/03	9,000	4.30	38,715

	320,100		$1,343,397

The Common Stock was purchased by three different entities controlled by the Reporting Person, including 177,200 shares purchased by the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 4, 2003	/s/ Richard L. Scott Richard L. Scott

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